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william j. tuttle william.tuttle@dechert.com +1 202 261 3352 Direct +1 202 261 3009 Fax

July 7, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: James E. O’Connor, Christina DiAngelo Fettig

Re:	Garrison Capital Inc.
Registration Statement on Form N-2
File Numbers: 333-195003 and 814-878

Ladies and Gentlemen:

On behalf of Garrison Capital Inc., a Delaware corporation (the “Fund”), we hereby respond to the comments to the Fund’s Registration Statement on Form N-2 (Registration No. 333-195003) (the “Registration Statement”) raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in telephone conferences between James E. O’Connor of the Staff and William J. Tuttle of Dechert LLP, outside counsel to the Fund, on May 22, 2014, May 30, 2014 and June 10, 2014 and between Alan Dupski and Christina DiAngelo Fettig of the Staff and William J. Tuttle on June 6, 2014 and certain dates thereafter. For your convenience, a transcription of the Staff’s comments is included in this letter, and each comment is followed by the applicable response. Except as provided in this letter, terms used in this letter have the meanings given to them in the Registration Statement.

Legal Comments

1.	We rescind comment 1 from our letter dated May 2, 2014. Instead, please undertake that the Fund will not use the term “senior” to describe any debt securities it may issue in a registered offering unless the terms of such an offering are fully described in a post-effective amendment to the Registration Statement or a new registration statement that must be accelerated by the Staff.

Response:

As requested, the Fund hereby undertakes that the Fund will not use the term “senior” to describe any debt securities it may issue in a registered offering unless the terms of such an offering are fully described in a post-effective amendment to the Registration Statement or a new registration statement that must be accelerated by the Staff. The Fund will eliminate the undertaking regarding the filing of a post-effective amendment to the Registration Statement for any offering of debt securities from the Registration Statement in connection with the filing of any prospectus supplement and in future amendments to the Registration Statement.

United States Securities and Exchange Commission July 7, 2014 Page 2

2.	We note your response to comment 14 in our letter dated May 2, 2014. Please review the risk disclosures regarding the CLO with a view towards any incremental risks associated with any non-call periods, redemptions at the option of noteholders and the increased likelihood that noteholders may call an event of default as opposed to traditional lenders under senior secured credit facilities.

Response:

Under the risk factor captioned “We are subject to risks associated with the CLO—The interests of investors in certain of the Class A Notes and Class B Notes may not be aligned with our interests, and we may have no control over remedies,” the Fund will add a statement that “The Controlling Class may be less likely to waive an event of default or rescind declaration of acceleration of outstanding amounts than traditional lenders to business development companies, including banks and their affiliates, under senior secured credit facilities.”

Under the risk factor captioned “We are subject to risks associated with the CLO—CLO may fail to meet certain asset coverage tests, which would have an adverse effect on the time of payments to us,” the Fund will add a statement that “In addition, if the aggregate principal amount of the collateral loans to the aggregate outstanding principal amount of the Class A Notes is less than or equal to 115% as of any measurement date, a majority of the Controlling Class may direct the sale and liquidation of assets held by the CLO, which could have a material adverse effect on our business, financial condition and results of operations.”

The Fund will include the following additional risk factors:

We may not be able to redeem the Secured Notes prior to September 25, 2015.

Under the terms of the indenture governing the notes issued by the CLO, we are not permitted to redeem the Secured Notes until September 25, 2015 unless S&P withdraws its ratings on the Secured Notes. This provision will limit our ability to refinance the Secured Notes until September 25, 2015, which may prevent us from taking advantage of attractive changes in interest rates, if any. This, in turn, could put us at a competitive disadvantage to other lenders or otherwise have a material adverse effect on our business, financial condition and results of operations.

The holders of the Class A-1R Notes may fail to advance funds to us as required.

If a holder of a Class A-1R Note should fail to advance funds to us in a timely manner as required under the documents governing the CLO, we may be forced to obtain alternative sources of liquidity, including by selling assets or seeking new credit arrangements. If we are unable to find such sources of liquidity, we may be unable to fund obligations to our portfolio companies or be forced to break trades that have been entered into but not yet settled, either of which could adversely affect our reputation, cause portfolio companies to seek recourse against us, including litigation, and otherwise have a material adverse effect on our business, financial condition and results of operations.”

United States Securities and Exchange Commission July 7, 2014 Page 3

The CLO may be required to redeem the Secured Notes upon the occurrence of certain tax events.

In certain circumstances, we or a majority of the holders of any class of Secured Notes that has not received 100% of the principal and interest that would otherwise be due and payable to such class on any quarterly payment date can require the CLO to redeem the Secured Notes in whole in the event that any U.S. or foreign tax statute or treaty requires withholding of more than 5% of the scheduled payments by the CLO on any date or any jurisdiction imposes a net income, profits or similar tax on the CLO in an aggregate amount in excess of $100,000 in any quarter. This could cause the CLO to sell all or a portion of its investments in order to fund the necessary redemption, including on unfavorable terms, which could have a material adverse effect on our business, financial condition and results of operations.

Failure of a court to enforce certain non-petition obligations may adversely affect us.

Each holder of Secured Notes has agreed, and each beneficial owner of Secured Notes will be deemed to agree, that it will not cause the filing of a petition in bankruptcy against, or present a winding up action petition in respect of, the CLO for at least 366 days after payment in full of the Secured Notes. If such provision is determined to be unenforceable under applicable bankruptcy laws or is violated by one or more holders of Secured Notes, then the applicable court could liquidate the CLO’s assets without regard to the voting instructions of the Controlling Class. Any such liquidation of the CLO’s assets could have a material adverse effect on our business, financial condition and results of operations.

3.	We note your response to comment 15 in our letter dated May 2, 2014. Please undertake to disclose in future filings an example showing the result of certain interest rate changes, including an increase in interest rates rise by 50 basis points.

Response:

As requested, the Fund will include the requested disclosure under the heading “Quantitative and Qualitative Disclosures About Market Risk” in any future amendment to the Registration Statement, any prospectus supplement and future Exchange Act filings on Form 10-Q and Form 10-K.

4.	We note your response to comment 25 in our letter dated May 2, 2014. Please disclose that the credit risk associated with the collectability of deferred payments may be increased as and when a portfolio company increases the amount of interest on which it is deferring cash payment through deferred interest features.

United States Securities and Exchange Commission July 7, 2014 Page 4

Response:

As requested, the Fund will disclose in any prospectus supplement and future amendments to the Registration Statement that the credit risk associated with the collectability of deferred payments may be increased as and when a portfolio company increases the amount of interest on which it is deferring cash payment through deferred interest features.

5.	Please confirm that the Fund will not issue subscription rights with a subscription period longer than 120 days.

Response:

As requested, the Fund confirms that it will not issue subscription rights with a subscription period longer than 120 days. The Fund respectfully submits that disclosure noting this limitation appears on page 124 of the Registration Statement.

Accounting Comments

6.	Please disclose the amount of the fees to which Garrison Capital Advisers would be entitled in its capacity as sub-collateral manager to the CLO absent any waivers and also disclose the amounts waived during each relevant period.

Response:

The Fund respectfully submits that no fees are payable to Garrison Capital Advisers under the sub-collateral management agreement.

7.	We reissue comment 38 from our letter dated May 2, 2014. Disclose parenthetically in the Statements of Changes in Net Assets/Members’ Capital the balance of undistributed net investment income included in net assets at the end of each relevant period even if such amount is negative. These amounts should be based on a book, rather than tax, basis.

Response:

The Fund respectfully submits that the balance of undistributed net investment income included in net assets, based on a book, rather than tax, basis, at the end of each relevant period was included in the Fund’s financial statements as of March 31, 2014. As requested, in future financial statements the Fund will disclose parenthetically in the Statements of Changes in Net Assets/Members’ Capital the balance of undistributed net investment income included in net assets at the end of each relevant period even if such amount is negative.

8.	We reissue comment 39 from our letter dated May 2, 2014 in part. Please include in the Statements of Changes in Net Assets/Members’ Capital a reference to the applicable note in which share transactions are disclosed.

United States Securities and Exchange Commission July 7, 2014 Page 5

Response:

As requested, in future financial statements the Fund will include in the Statements of Changes in Net Assets/Members’ Capital a reference to the applicable note in which share transactions are disclosed.

9.	We note your response to comment 43 from our letter dated May 2, 2014. Please define PIK in the Schedule of Investments for periods in which one or more instruments include a PIK component.

Response:

As requested, the Fund will define PIK only in the Schedule of Investments for periods in which one or more instruments include a PIK component.

10.	We reissue comment 44 from our letter dated May 2, 2014. Each loan comprising GLC Trust 2013-2 should be disclosed separately, in accordance with footnote 1 to Article 12-12 of Regulation S-X.

Response:

As requested, for so long as GLC Trust 2013-2 is consolidated with the Fund’s financial statements, the Fund will continue to disclose summary information on the loans comprising GLC Trust 2013-2 in the Schedule of Investments included in its quarterly and annual financial statements and, subject to the potential ability of the Fund to rely in whole or in part on footnote 1 to Article 12-12 of Regulation S-X, the Fund will separately disclose in connection with the filing of future financial statements each loan comprising GLC Trust 2013-2 in a supplemental schedule of investments filed as an exhibit to the Fund’s Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K using the loan identification number instead of the name of the individual borrower so as to comply with applicable privacy laws. This supplemental schedule of investments will be referenced in the quarterly and annual financial statements, and the data included in the supplemental schedule of investments will be audited as part of the preparation of the Fund’s annual audited financial statements.

11.	We note your response to comment 50 from our letter dated May 2, 2014. Please inform the Staff of the amount of the capital gains incentive fee that should have been accrued for the fiscal year ended December 31, 2013.

Response:

The amount of the capital gains incentive fee that should have been accrued for the fiscal year ended December 31, 2013 was $691,917. Upon completion of a review under Staff Accounting Bulletin 99, consultation with the Audit Committee of the Fund’s Board of Directors and Ernst & Young LLP and concurrence with our independent public accountants, the Adviser and management of the Fund concluded that this amount was immaterial to the financial statements for the fiscal year ended December 31, 2013 and the projected results for the fiscal year ending December 31, 2014 (which conclusion will continue to be assessed on a quarterly basis through the end of such fiscal year).

United States Securities and Exchange Commission July 7, 2014 Page 6

12.	We note your response to comment 53 from our letter dated May 2, 2014. Please consider disclosing the information considered by the Board of Directors in determining the reasonableness of amounts paid to the Administrator.

Response:

As requested, in connection with the preparation of future financial statements the Fund will consider inclusion of disclosure regarding the information considered by the Board of Directors in determining the reasonableness of amounts paid to the Administrator.

13.	We reissue comment 57 from our letter dated May 2, 2014. Please disclose the per share market value of the Fund’s shares at the end of the applicable periods.

Response:

As requested, in future financial statements the Fund will disclose the per share market value of the Fund’s shares at the end of the applicable periods.

* * * * * * * * * *

The Fund hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3352 (or by email at william.tuttle@dechert.com) or David J. Harris at 202.261.3385 (or by email at david.harris@dechert.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ William J. Tuttle

William J. Tuttle

cc:	Brian Chase, Garrison Investment Group LP
David J. Harris, Dechert LLP